UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Li-Cycle Holdings Corp.

(Name of Issuer)

Common Shares without par value

(Title of Class of Securities)

50202P105

(CUSIP Number)

Ajay Kochhar

Li-Cycle Holdings Corp.

2351 Royal Windsor Dr. Unit 10

Mississauga, ON L5J 4S7

(877) 542-9253

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50202P105	SCHEDULE 13D	Page 2 of 12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Ajay Kochhar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,253,531 Common Shares*
	8	SHARED VOTING POWER 0 Common Shares
	9	SOLE DISPOSITIVE POWER 25,253,531 Common Shares
	10	SHARED DISPOSITIVE POWER 0 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,253,531 Common Shares**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%*** of Common Shares
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC-IN

*

There is an oral agreement among Ajay Kochhar (“Ajay Kochhar” or “Mr. Kochhar”), The Kochhar Family Trust, an irrevocable trust established under the laws of the Province of Ontario, Canada (the “Trust”), Maplebriar Holdings Inc., a corporation organized under the laws of the Province of Ontario (“Maplebriar Holdings”), and 2829908 Delaware LLC, a Delaware limited liability company, that grants Mr. Kochhar the sole power to control the voting and disposition of the common shares without par value of Li-Cycle Holdings Corp. (the “Common Shares”), a corporation organized under the laws of Ontario, Canada (the “Issuer”), held by 2829908 Delaware LLC.

**

Of the total amount of Common Shares beneficially owned by Mr. Kochhar as of August 10, 2021, (1) 91,594 Common Shares were owned directly by Mr. Kochhar, and (2) 24,862,612 Common Shares were owned by 2829908 Delaware LLC, a Delaware limited liability company, which is a wholly-owned subsidiary of Maplebriar Holdings, having a sole shareholder, the Trust. 45,797 Common Shares directly received by Mr. Kochhar were withheld to satisfy Mr. Kochhar’s tax obligations from the conversion of 91,594 restricted stock units of Li-Cycle. Mr. Kochhar is one of three trustees of the Trust, along with Mr. Kochhar’s brother and father, and the beneficiaries of the Trust are principally relatives of Mr. Kochhar. In addition, Mr. Kochhar has options to acquire 299,325 Common Shares, which includes options to acquire (i) 159,640 Common Shares at a price of US$0.02 per share until April 11, 2023, and (ii) 139,685 Common Shares at a price of US$0.36 per share until July 19, 2024. All such options fully vested in connection with the Business Combination (as defined below). There is an oral agreement among Mr. Kochhar, the Trust, Maplebriar Holdings and 2829908 Delaware LLC that grants Mr. Kochhar the sole power to control the voting and disposition of the Common Shares held by 2829908 Delaware LLC.

***

Calculations of percentage ownership in this Schedule 13D are based upon a total of 163,179,553 Common Shares the Issuer outstanding as of August 10, 2021, immediately following the closing of the Business Combination and Mr. Kochhar’s options to acquire 299,325 Common Shares that vested and rolled over pursuant to the Arrangement (as defined below) and remain outstanding under Legacy Option Plan (as defined below). In accordance with the rules of the U.S. Securities and Exchange Commission (the “SEC”) governing beneficial ownership, the calculation of percentage ownership includes Common Shares that the Reporting Person has the right to acquire within 60 days but does not include any other Common Shares issuable upon the exercise of any other outstanding options, warrants or similar instruments held by other persons.

CUSIP No. 50202P105	Page 3 of 12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 2829908 Delaware LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,862,612 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,862,612 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,862,612 Common Shares**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%*** of Common Shares
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

There is an oral agreement among Ajay Kochhar, the Trust, Maplebriar Holdings and 2829908 Delaware LLC that grants Mr. Kochhar the sole power to control the voting and disposition of the Common Shares held by 2829908 Delaware LLC.

**

24,862,612 Common Shares were beneficially owned directly as of August 10, 2021 by 2829908 Delaware LLC, a Delaware limited liability company, which is a wholly-owned subsidiary of Maplebriar Holdings, having a sole shareholder, the Trust. Mr. Kochhar is one of three trustees of the Trust, along with Mr. Kochhar’s brother and father and the beneficiaries of the Trust are principally relatives of Mr. Kochhar. There is an oral agreement among Ajay Kochhar, the Trust, Maplebriar Holdings and 2829908 Delaware LLC that grants Mr. Kochhar the sole power to control the voting and disposition of the Common Shares held by 2829908 Delaware LLC.

***

Calculations of percentage ownership in this Schedule 13D are based upon a total of 163,179,553 Common Shares the Issuer outstanding as of August 10, 2021, upon the closing of the Business Combination and Mr. Kochhar’s options to acquire 299,325 Common Shares that vested and rolled over pursuant to the Arrangement and remain outstanding under Legacy Option Plan. In accordance with the rules of the SEC governing beneficial ownership, the calculation of percentage ownership includes Common Shares that the Reporting Person has the right to acquire within 60 days but does not include any other Common Shares issuable upon the exercise of any other outstanding options, warrants or similar instruments held by other persons.

CUSIP No. 50202P105	Page 4 of 12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Maplebriar Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,862,612 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,862,612 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,862,612 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%** of Common Shares
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*

24,862,612 Common Shares were beneficially owned as of August 10, 2021 by 2829908 Delaware LLC, a Delaware limited liability company, which is a wholly-owned subsidiary of Maplebriar Holdings, having a sole shareholder, The Trust. Mr. Kochhar is one of three trustees of the Trust, along with Mr. Kochhar’s brother and father and the beneficiaries of the Trust are principally relatives of Mr. Kochhar. There is an oral agreement among Ajay Kochhar, the Trust, Maplebriar Holdings and 2829908 Delaware LLC that grants Mr. Kochhar the sole power to control the voting and disposition of the Common Shares held by 2829908 Delaware LLC.

**

Calculations of percentage ownership in this Schedule 13D are based upon a total of 163,179,553 Common Shares the Issuer outstanding as of August 10, 2021, immediately following the closing of the Business Combination and Mr. Kochhar’s options to acquire 299,325 Common Shares that vested and rolled over pursuant to the Arrangement and remain outstanding under Legacy Option Plan. In accordance with the rules of the SEC governing beneficial ownership, the calculation of percentage ownership includes Common Shares that the Reporting Person has the right to acquire within 60 days but does not include any other Common Shares issuable upon the exercise of any other outstanding options, warrants or similar instruments held by other persons.

CUSIP No. 50202P105	Page 5 of 12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). The Kochhar Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,862,612 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,862,612 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,862,612 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%** of Common Shares
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

24,862,612 Common Shares were beneficially owned as of August 10, 2021 by 2829908 Delaware LLC, a Delaware limited liability company, which is a wholly-owned subsidiary of Maplebriar Holdings, having a sole shareholder, The Trust. Mr. Kochhar is one of three trustees of the Trust, along with Mr. Kochhar’s brother and father and the beneficiaries of the Trust are principally relatives of Mr. Kochhar. There is an oral agreement among Ajay Kochhar, the Trust, Maplebriar Holdings and 2829908 Delaware LLC that grants Mr. Kochhar the sole power to control the voting and disposition of the Common Shares held by 2829908 Delaware LLC.

**

Calculations of percentage ownership in this Schedule 13D are based upon a total of 163,179,553 Common Shares the Issuer outstanding as of August 10, 2021, immediately following the closing of the Business Combination and Mr. Kochhar’s options to acquire 299,325 Common Shares that vested and rolled over pursuant to the Arrangement and remain outstanding under Legacy Option Plan. In accordance with the rules of the SEC governing beneficial ownership, the calculation of percentage ownership includes Common Shares that the Reporting Person has the right to acquire within 60 days but does not include any other Common Shares issuable upon the exercise of any other outstanding options, warrants or similar instruments held by other persons.

CUSIP No. 50202P105	Page 6 of 12

ITEM 1.	SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is common shares, without par value of Li-Cycle Holdings Corp. The principal executive office of the Issuer is located at 2351 Royal Windsor Dr Unit 10, Mississauga, Ontario, Canada L5J 4S7.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by (1) Ajay Kochhar, the President and Chief Executive Officer and a member of the board of directors (the “Board”) of the Issuer, (2) 2829908 Delaware LLC, a Delaware limited liability company (3) Maplebriar Holdings Inc., a corporation organized under the laws of the Province of Ontario, of which 2829908 Delaware LLC is a wholly-owned subsidiary, and (4) The Kochhar Family Trust, an irrevocable trust established under the laws of the Province of Ontario, Canada, which is the sole shareholder of Maplebriar Holdings and of which Mr. Kochhar is one of three trustees, along with Mr. Kochhar’s brother and father (together, the “Reporting Persons”).

(b) The address and principal business office of each of the Reporting Persons is 2351 Royal Windsor Dr Unit 10, Mississauga, Ontario, Canada L5J 4S7. The name, business address, present principal occupation or employment (and the name of any principal business or other organization in which such employment is conducted) and citizenship of each director and executive officer of Maplebriar Holdings, each managing member and executive officer of 2829908 Delaware LLC and the trustees of the Trust are set forth on Schedule A and incorporated by reference.

(c) Ajay Kochhar serves as the President and Chief Executive Officer and as a member of the board of directors of the Issuer. The principal executive office of the Issuer is located at 2351 Royal Windsor Dr Unit 10, Mississauga, Ontario, Canada L5J 4S7. The principal business of 2829908 Delaware is investment. 2829908 Delaware is a wholly-owned subsidiary of Maplebriar Holdings. The principal business of Maplebriar Holdings is investment. The Trust is the sole shareholder of Maplebriar Holdings. The principal business of the Trust is investment. Mr. Kochhar is a trustee of the Trust.

(d) During the past five years, none of the Reporting Persons nor any of the persons listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons, nor any of the persons listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Mr. Kochhar is a citizen of Canada. Maplebriar Holdings is a corporation organized under the laws of the Province of Ontario, Canada. The Kochhar Family Trust is an irrevocable trust established under the laws of the Province of Ontario, Canada. 2829908 Delaware LLC is a Delaware limited liability company.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 10, 2021 (the “Closing Date”), the Issuer consummated the previously announced business combination (the “Business Combination”) between Li-Cycle Corporation., a corporation organized under the laws of the Province of Ontario, Canada (“Li-Cycle”) and Peridot Acquisition Corp., a Cayman Islands exempted company, (“Peridot”), contemplated by the business combination agreement (the “Business Combination Agreement”), dated as of February 15, 2021, by and among Peridot, Li-Cycle and Li-Cycle Holdings Corp. (a predecessor of the Issuer) (“Newco”).

In connection with the Business Combination, Peridot continued as a corporation existing under the laws of the Province of Ontario (“Peridot Ontario”). Peridot Ontario and Newco amalgamated (the “Amalgamation” and Peridot Ontario and Newco as so amalgamated, “Amalco”), and in connection therewith, the Class A common shares and warrants to purchase Class A common shares of Peridot Ontario converted into an equivalent number of common shares of Amalco (the “Amalco Shares”) and warrants to purchase an equivalent number of Amalco Shares, and the common share in the Issuer held by Li-Cycle was exchanged for an Amalco Share; (ii) the Amalco Share held by Li-Cycle was purchased for cancellation by Amalco for cash equal to the subscription price for the common share in Newco for which such Amalco Share was exchanged pursuant to the Amalgamation; (iii) the preferred shares of Li-Cycle converted into common shares of Li-Cycle (“Li-Cycle Common Shares”); and (iv) Amalco acquired all of the issued and outstanding Li-Cycle Common Shares from Li-Cycle’s shareholders (including Li-Cycle Common Shares issued upon exercise, cancellation, exchange or settlement of all issued and outstanding equity awards (whether vested or unvested), including pursuant to the plan of arrangement (the “Arrangement”), but excluding any equity awards that were cancelled and exchanged for equity awards of Amalco and remained outstanding on the day following the Closing Date) in exchange for Amalco Shares having an aggregate equity value of $975 million. Upon the closing of the Business Combination, Li-Cycle became a wholly-owned subsidiary of Amalco and Amalco began using the name Li-Cycle Holdings Corp.

CUSIP No. 50202P105	Page 7 of 12

Prior to the Business Combination, in 2020, Mr. Kochhar transferred his Li-Cycle Common Shares to Maplebriar Holdings. Maplebriar Holdings transferred its Li-Cycle Common Shares to 2829908 Delaware LLC, Maplebriar Holding’s wholly-owned subsidiary. In connection with the closing of the Business Combination, the Common Shares were received by 2829908 Delaware LLC in exchange for Li-Cycle Common Shares, based on an exchange ratio of one Li-Cycle Common Share for 39.91 Common Shares (the “Exchange Ratio”).

As part of the Business Combination, Mr. Kochhar acquired ownership of 91,594 Common Shares in exchange for restricted share units of Li-Cycle held by him prior to the effective time of the Arrangement. 45,797 Common Shares were withheld to satisfy Mr. Kochhar’s tax obligations from the conversion of 91,594 restricted stock units in Li-Cycle.

As part of the Business Combination, each outstanding option to acquire Li-Cycle Common Shares was automatically converted into an option exercisable for Common Shares of the Issuer based on the Exchange Ratio in accordance with the Business Combination Agreement. Each such option was converted by multiplying the number of Li-Cycle Common Shares subject to such option by the Exchange Ratio to arrive at the number of Issuer shares subject to such converted option, and dividing the exercise price by the Exchange Ratio to arrive at the exercise price of such converted option. The Exchange Ratio for purposes of the Business Combination was 39.91 and was determined by dividing (i) the sum of (A) 975,000,000, and (B) the Aggregate Exercise Price (as defined in the Business Combination Agreement) divided by $10, by (ii) the Company Fully Diluted Shares (as defined in the Business Combination Agreement).

Pursuant to the Arrangement, the options that Mr. Kochhar was granted by Li-Cycle under the Li-Cycle Share Option Plan (the “Legacy Option Plan”) fully vested in connection with the Business Combination and he elected to roll over such options so that they remain outstanding under the Legacy Option Plan. Such options were adjusted in accordance with the terms of the Legacy Option Plan and the Arrangement and now cover Common Shares of Issuer. Pursuant to the Arrangement, Mr. Kochhar’s options expiring on April 11, 2023 were adjusted to have an exercise price of $0.02 and cover 159,640 Common Shares of Issuer, and Mr. Kochhar’s options expiring on July 19, 2024 were adjusted to have an exercise price of $0.36 and cover 139,685 Common Shares of Issuer.

The information set forth in Item 4 and Item 6 of this Schedule 13D is incorporated by reference herein.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons became the beneficial owners of more than 5% of the outstanding Common Shares of the Issuer upon their receipt, as part of the Arrangement, of 24,862,612 Common Shares issued to 2829908 Delaware LLC in exchange for the Li-Cycle Common Shares transferred from Maplebriar Holdings, which had been transferred from Mr. Kochhar. Mr. Kochhar also received the following securities as part of the Arrangement:

•	91,594 Common Shares issued to Mr. Kochhar in exchange for his restricted share units in Li-Cycle, of which 46,797 Common Shares were withheld to satisfy Mr. Kochhar’s tax obligations;

•	options to acquire 299,325 Common Shares received by Mr. Kochhar upon vesting of such options pursuant to the Arrangement which remain outstanding under the Legacy Option Plan.

At any time and from time to time, Mr. Kochhar and the other Reporting Persons may acquire beneficial ownership of additional Common Shares, additional options and other equity awards, warrants or other securities convertible, exchangeable or exercisable for Common Shares by either (i) acquisition or purchase in the open market or in privately-negotiated transactions or otherwise or (ii) in the case of Mr. Kochhar, receipt from the Issuer of future compensatory equity incentive awards for which he qualifies, including, but not limited to, any stock option, share appreciation right, restricted share award, restricted share unit award, performance award, other share-based award or other cash-based award related to the Common Shares. In addition, at any time and from time to time, Mr. Kochhar (including by virtue of the oral agreement described above) or 2829908 Delaware LLC may determine, to the extent permitted by the lock-up arrangements (the “Lock-Up Arrangements”) set forth in an investor and registration rights agreement, entered into on August 10, 2021, by and among the Issuer, the holders of Peridot Class B Shares and certain former holders of Li-Cycle Common Shares (“Certain Former Li-Cycle Holders”), including 2829908 Delaware LLC (the “Investor Agreement”), (i) to dispose of all or a portion of the Common Shares (or securities exercisable for, exchangeable or convertible into Common Shares) which are beneficially owned by such Reporting Person and over which such Reporting Person has investment power in the open market or in privately-negotiated transactions or otherwise or (ii) to the extent permitted by law and the policies of the Issuer, to engage in hedging or pledging transactions with respect to the Common Shares or other securities of the Issuer. Each of the Reporting Persons may also determine to sell, purchase, hold, vote, trade, dispose of or otherwise deal in Common Shares and/or other equity, debt or other securities of the Issuer and/or its affiliates at times, and in such manner, as he or it deems advisable, subject to the terms of the oral agreement between the Reporting Persons, to the extent permitted by the Lock-Up Arrangements and the transfer restrictions imposed by the instruments governing securities of the Issuer or by applicable law.

CUSIP No. 50202P105	Page 8 of 12

Other than as described above, none of the Reporting Persons has any current plans or proposals which relate to, or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s memorandum of association, amended and restated articles and by-laws (or equivalent documents) or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Each of the Reporting Persons, however, may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate other plans and/or make other proposals, and take such actions with respect to his investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) above. Such positions and/or plans or proposals may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or distribution policy of the Issuer; materially changing the Issuer’s business or structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

In addition, in his roles serving as the President and Chief Executive Officer and as a member of the Board of the Issuer, Mr. Kochhar has the ability directly or indirectly to influence the management and policies of the Issuer. In his capacity as the President and Chief Executive Officer and a member of the Board, Mr. Kochhar may from time to time discuss matters related to clauses (a) through (j) of Item 4 of Schedule 13D with members of management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors and may take actions with respect to such matters in his capacity as the President and Chief Executive Officer and as a member of the Board of the Issuer.

The information set forth in Items 5 and 6 of this Schedule 13D is incorporated by reference herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) As of August 10, 2021, upon the closing of the Business Combination, Mr. Kochhar may be deemed to beneficially own an aggregate of 25,253,531 Common Shares of the Issuer, representing approximately 15.4% of the outstanding Common Shares, and consisting of (1) 91,594 Common Shares directly owned by Mr. Kochhar, (2) 24,862,612 Common Shares directly owned by 2829908 Delaware LLC, which is a wholly-owned subsidiary of Maplebriar Holdings, of which The Kochhar Family Trust is the sole shareholder, (3) options to acquire 299,325 Common Shares which remain outstanding under the Legacy Option Plan, all of which were exercisable as of August 10, 2021. As of August 10, 2021, upon the closing of the Business Combination, 2829908 Delaware LLC was the record owner of 24,862,612 Common Shares and may be deemed to beneficially own an aggregate of 24,862,612 Common Shares, representing approximately 15.2% of the outstanding Common Shares.

CUSIP No. 50202P105	Page 9 of 12

(b) As of August 10, 2021, Mr. Kochhar has:

•	sole power to vote or direct the vote of 25,253,531 Common Shares;

•	shared power to vote or direct the vote of 0 Common Shares;

•	sole power to dispose or direct the disposition of 25,253,531 Common Shares, subject to the Lockup Arrangements; and

•	shared power to dispose or direct the disposition of 0 Common Shares, subject to the Lockup Arrangements.

As of August 10, 2021, Maplebriar Holdings has:

•	sole power to vote or direct the vote of 0 Common Shares;

•	shared power to vote or direct the vote of 24,862,612 Common Shares;

•	sole power to dispose or direct the disposition of 0 Common Shares, subject to the Lockup Arrangements; and

•	shared power to dispose or direct the disposition of 24,862,612 Common Shares, subject to the Lockup Arrangements.

As of August 10, 2021, The Kochhar Family Trust has:

•	sole power to vote or direct the vote of 0 Common Shares;

•	shared power to vote or direct the vote of 24,862,612 Common Shares;

•	sole power to dispose or direct the disposition of 0 Common Shares, subject to the Lockup Arrangements; and

•	shared power to dispose or direct the disposition of 24,862,612 Common Shares, subject to the Lockup Arrangements.

As of August 10, 2021, 2829908 Delaware LLC has:

•	sole power to vote or direct the vote of 0 Common Shares;

•	shared power to vote or direct the vote of 24,862,612 Common Shares;

•	sole power to dispose or direct the disposition of 0 Common Shares, subject to the Lockup Arrangements; and

•	shared power to dispose or direct the disposition of 24,862,612 Common Shares, subject to the Lockup Arrangements.

(c) Except as otherwise described in Item 3, Item 4 and Item 6 and elsewhere in this Schedule 13D, no transactions in the Common Shares of the Issuer were effected by the Reporting Persons during the past 60 days.

(d) Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares of the Issuer beneficially owned by the Reporting Persons.

(e) Not applicable.

The information set forth in Items 3, 4 and 6 is incorporated by reference herein.

CUSIP No. 50202P105	Page 10 of 12

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Set forth below are the contracts, arrangements, understandings or relationships (legal or otherwise) between each of the Reporting Persons and any other persons with respect to any securities of the Issuer.

Oral Voting and Disposition Agreement

There is an oral agreement among the Reporting Persons that grants Mr. Kochhar the power to control the voting and disposition of the Common Shares held by 2829908 Delaware LLC.

Investor Agreement

On August 10, 2021, the Issuer, the holders of Peridot Class B Shares and Certain Former Li-Cycle Holders (together, the “Holders”), including 2829908 Delaware LLC, entered into the Investor Agreement. Pursuant to the Investor Agreement, securities of the Issuer held by the Holders will be subject to certain transfer restrictions until (i) with respect to the holders of the Peridot Class B Shares, the earliest of (a) one year after the Closing (as defined in the Investor Agreement) and (b) (x) the last consecutive trading day where the last reported sale price of the Common Shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing (as defined in the Investor Agreement), or (y) the date on which the Issuer completes a liquidation, merger, share exchange or other similar transaction that results in all of its public shareholders having the right to exchange their Common Shares for cash, securities or other property, and (ii) with respect to the Certain Former Li-Cycle Holders, 180 days following the Closing.

Pursuant to the Investor Agreement, the Issuer will be obligated to file a registration statement to register the resale of certain Common Shares held by the Holders within 30 days after the Closing and to use commercially reasonable efforts to cause such registration statement to be declared effective as soon as practicable after such filing, but no later than the earlier of (i) the 75th day (or the 105th day if the SEC notifies that it will “review” such registration statement) following the Closing Date (as defined in the Investor Agreement) and (ii) the 15th business day after the date the SEC notified that such registration statement will not be “reviewed” or will not be subject to further review. In addition, pursuant to the terms of the Investor Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders may demand at any time or from time to time, that the Issuer file a registration statement on Form F-3 (or on Form F-1 if Form F-3 is not available) to register the securities of the Issuer held by such Holders, and each may specify that such demand registration take the form of an underwritten offering, in each case subject to limitations on the number of demands and underwritten offerings that can be requested by each Holder, as specified in the Investor Agreement. Holders will also have “piggy-back” registration rights, subject to certain requirements and customary conditions. The Investor Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the Holders against (or make contributions in respect of) certain liabilities that may arise under the Securities Act of 1933, as amended.

The foregoing description of the Investor Agreement is qualified in its entirety by reference to the full text of the Investor Agreement, a copy of which is included as Exhibit 10.1 hereto and is incorporated herein by reference.

Compensation Plans

Li-Cycle Share Option Plan

Historically, Li-Cycle has made equity-based awards to its executive officers, including Mr. Kochhar, which included grants of options under the Li-Cycle Share Option Plan (the “Legacy Option Plan”). Immediately prior to the Business Combination, Mr. Kochhar held 7,500 options under the Legacy Option Plan, including 4,000 options with an exercise price of CDN $0.81 and an expiration date of April 11, 2023, and 3,500 options with an exercise price of CDN $18.03 and an expiration date of July 19, 2024. Pursuant to the Arrangement, Mr. Kochhar’s options under the Legacy Option Plan fully vested in connection with the Business Combination and he elected to roll over such options so that they remain outstanding under the Legacy Option Plan. Such options were adjusted in accordance with the terms of the Legacy Option Plan and the Arrangement and now cover Common Shares of Issuer. Pursuant to the Arrangement, Mr. Kochhar’s options expiring on April 11, 2023 were adjusted to have an exercise price of $0.02 and cover 159,640 Common Shares of Issuer, and Mr. Kochhar’s options expiring on July 19, 2024 were adjusted to have an exercise price of $0.36 and cover 139,685 Common Shares of Issuer.

CUSIP No. 50202P105	Page 11 of 12

Issuer 2021 Incentive Award Plan

In connection with the Business Combination, Issuer adopted the Issuer 2021 Incentive Award Plan, pursuant to which Issuer may grant equity awards, including share options, share appreciation rights, restricted share units, dividend equivalents, share payments and other incentive awards, to eligible employees, consultants and directors of Issuer and its subsidiaries, including Mr. Kochhar.

From time to time, Mr. Kochhar may acquire beneficial ownership of additional Common Shares of Issuer, additional options and other equity awards, warrants or other securities convertible, exchangeable or exercisable for Common Shares of Issuer by receipt from Issuer of future compensatory equity incentive awards for which he qualifies, including, but not limited to, awards under the Issuer 2021 Incentive Award Plan.

The foregoing description of the Issuer 2021 Incentive Award Plan is qualified in its entirety by reference to the full text of the Issuer 2021 Incentive Award Plan, a copy of which is included as Exhibit 10.2 hereto and is incorporated herein by reference.

Employment Agreement

On September 1, 2020, Li-Cycle entered into an employment agreement with Mr. Kochhar (the “Employment Agreement”) setting forth the terms and conditions of his employment as Li-Cycle’s President and Chief Executive Officer, including base salary, annual performance bonus and benefits. Mr. Kochhar’s employment is for an indefinite period, subject to termination in accordance with the terms of the Employment Agreement. Pursuant to the Employment Agreement, Mr. Kochhar’s annual base salary is $200,000, and he is eligible to receive an annual bonus award in the sole and absolute discretion of Issuer, provided that he is actively employed through the date of any bonus payment.

In the case of Issuer’s termination of Mr. Kochhar’s employment other than for cause, or in the case of Mr. Kochhar’s termination of his employment for good reason (as defined in the Employment Agreement) following a change of control (as defined in the Employment Agreement and which was not triggered by consummation of the Business Combination), Mr. Kochhar is entitled to accrued but unpaid base salary, vacation pay, expense reimbursements and benefits, an additional fifty-two weeks’ base salary and bonus (calculated on the basis of an average of each bonus received by Mr. Kochhar in the three fiscal years preceding the termination date), and, until the earlier of fifty-two weeks from the termination date or the date on which Mr. Kochhar commences alternative employment or consulting work, continued coverage under Issuer group benefit plans in place and as amended from time to time.

If Mr. Kochhar is terminated for cause, he will not be entitled to any severance pay, notice or compensation in lieu of notice, nor to any bonus payment, other than any minimum entitlements to which he would be entitled under applicable law. He will, however, be entitled to payment of any unpaid base salary, vacation pay and expense reimbursements accrued to the termination date.

The information set forth in Item 3 and Item 4 of this Schedule 13D is incorporated by reference herein.

The foregoing description of the Employment Agreement is qualified in its entirety by reference to the full text of the Employment Agreement, a copy of which is included as Exhibit 10.3 hereto and is incorporated herein by reference.

Except as described above and elsewhere in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

10.1	Investor and Registration Rights Agreement, dated August 10, 2021, by and among Li-Cycle Holdings Corp. and the parties named therein (filed as Exhibit 10.5 to the Issuer’s 20-F, dated as of August 16, 2021, and incorporated herein by reference).

10.2	Li-Cycle Holdings Corp. 2021 Incentive Award Plan (filed as Exhibit 10.1 to the Issuer’s 20-F, dated as of August 16, 2021, and incorporated herein by reference).

10.3	Employment Agreement between Li-Cycle Corp. and Mr. Kochhar, dated as of September 1, 2020 (filed as Exhibit 10.17 to the Issuer’s F-4/A (SEC File No. 333-254843) and incorporated herein by reference).

99.1	Joint Filing Agreement, dated as of August 16, 2021, by and among Ajay Kochhar, 2829908 Delaware LLC, Maplebriar Holdings Inc. and The Kochhar Family Trust

†

Certain exhibits and schedules to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Issuer hereby agrees to furnish a copy of any omitted exhibits or schedules to the SEC upon request.

CUSIP No. 50202P105	Page 12 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2021

Ajay Kochhar

By:	/s/ Ajay Kochhar
	Name:	Ajay Kochhar

Maplebriar Holdings Inc.

By:	/s/ Ajay Kochhar
	Name:	Ajay Kochhar
	Title:	CEO

The Kochhar Family Trust

By:	/s/ Ajay Kochhar
	Name:	Ajay Kochhar
	Title:	Trustee

2829908 Delaware LLC

By:	/s/ Ajay Kochhar
	Name:	Ajay Kochhar
	Title:	CEO

Schedule A

2829908 Delaware LLC

The names, citizenship and present principal occupation or employment of the members and executive officers are set forth below. The business address of all persons is 2351 Royal Windsor Dr. Unit 10, Mississauga, ON l5J 4S7.

Members

Name and Title	Citizenship	Present Principal Occupation or Employment
Arun Kochhar	Canada	Trustee, The Kochhar Family Trust
Ashok Kochhar	Canada	President, Ashlin BPG Marketing Inc.

Executive Officers

Name and Title	Citizenship	Present Principal Occupation or Employment
Ajay Kochhar, CEO	Canada	President and Chief Executive Officer of Li-Cycle Holdings Corp.

Maplebriar Holdings Inc.

The names, citizenship and present principal occupation or employment of the directors and executive officers are set forth below. The business address of all persons is 2351 Royal Windsor Dr. Unit 10, Mississauga, ON l5J 4S7.

Directors

Name and Title	Citizenship	Present Principal Occupation or Employment
Arun Kochhar	Canada	Trustee, The Kochhar Family Trust
Ashok Kochhar	Canada	President, Ashlin BPG Marketing Inc.

Executive Officers

Name and Title	Citizenship	Present Principal Occupation or Employment
Ajay Kochhar, CEO	Canada	President and Chief Executive Officer of Li-Cycle Holdings Corp.

The Kochhar Family Trust

The names, citizenship and present principal occupation or employment of the trustees are set forth below. The business address of all persons is 2351 Royal Windsor Dr. Unit 10, Mississauga, ON l5J 4S7.

Trustees

Name and Title	Citizenship	Present Principal Occupation or Employment
Ajay Kochhar	Canada	President and Chief Executive Officer of Li-Cycle Holdings Corp.
Arun Kochhar	Canada	Trustee, The Kochhar Family Trust
Ashok Kochhar	Canada	President, Ashlin BPG Marketing Inc.